UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 333-274353

Vitru Brasil Empreendimentos, Participações e Comércio S.A.

(Exact name of registrant as specified in its charter)

Rodovia José Carlos Daux, 5500, Torre Jurerê A,

2nd floor, Saco Grande, Florianópolis, State of

Santa Catarina, 88032-005, Brazil

+55 (47) 3281-9500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

EXHIBIT INDEX

Exhibit No.	Description
99.1	Earnings release dated May 13, 2024 – Vitru Brasil Empreendimentos, Participações e Comércio S.A. First Quarter 2024 Financial Results
99.2	Vitru Brasil Empreendimentos, Participações e Comércio S.A.— Free translation of the Unaudited Interim Condensed Consolidated Financial Statements for the three-month ended March 31, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vitru Brasil Empreendimentos, Participações e Comércio S.A.

By:	/s/ William Victor Kendrick de Matos Silva
	Name:	William Victor Kendrick de Matos Silva
	Title:	Chief Executive Officer

Date: May 13, 2024